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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One): [ ] Form 10-K    [ ] Form 11-K    [X] Form 10-Q    [ ] Form N-SAR

                         For Period Ended: June 30, 2001


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PART I - REGISTRANT INFORMATION

Tollgrade Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

493 Nixon Road
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Address of Principal Executive Office (Street and Number)

Cheswick, PA  15024
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City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AS PART OF THE SECURITIES AND EXCHANGE COMMISSION'S ONGOING 1934 ACT REVIEW PROGRAM, THE COMPANY HAS RECEIVED A COMMENT LETTER DATED AUGUST 10, 2001 WHICH REQUESTS THE COMPANY TO RECLASSIFY CERTAIN TAX BENEFITS ON THE EXERCISE OF NON-QUALIFIED STOCK OPTIONS FROM "CASH FLOWS PROVIDED BY FINANCING ACTIVITIES" TO THE "CASH FLOWS PROVIDED BY OPERATING ACTIVITIES" SECTION OF THE CONSOLIDATED STATEMENT OF CASH FLOWS. THE EFFECT OF THIS RECLASSIFICATION WILL BE TO INCREASE THE CASH FLOWS FROM OPERATING ACTIVITIES OF THE COMPANY BY THE AMOUNT OF APPLICABLE TAX BENEFIT GENERATED IN THAT PARTICULAR YEAR. THE RECLASSIFICATION WILL NOT AFFECT THE AMOUNT OF THE COMPANY'S EARNINGS REPORTED FOR ANY PERIOD. THIS RECLASSIFICATION WILL AFFECT THE INFORMATION TO BE PRESENTED IN THE COMPANY'S FORM 10-Q FOR THE CURRENT PERIOD ENDING JUNE 30, 2001, WHICH FILING IS DUE AUGUST 14, 2001, AND THE COMPANY NEEDS THE ADDITIONAL TIME TO EVALUATE THE IMPACT THEREOF.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Samuel C. Knoch, C. F. O.              (412)                    820-1400
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          Name                       (Area Code)            (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no,
identify report(s).    [X] Yes      [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?
    [X] Yes     [ ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AS DISCLOSED IN THE COMPANY'S EARNINGS RELEASE DATED JULY 19, 2001, DUE TO DIFFICULT MARKET CONDITIONS, REVENUES AND DILUTED EARNINGS PER SHARE FOR THE QUARTER ENDED JUNE 30, 2001 DECREASED 26.6% AND 48.1%, RESPECTIVELY, FROM THOSE REPORTED AT JULY 1, 2000.


                         Tollgrade Communications, Inc.

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   August 14, 2001                    By /s/ Samuel C. Knoch, C.F.O.
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